Swap-A-Debt, Inc.
1001 Brickell Bay Drive, Suite 1804
Miami, FL  33137

November 13, 2008

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Swap-A-Debt, Inc.
Registration Statement on Form S-1
Filed October 2, 2008
File No. 333-153798

Dear Mr. Owings:

We are in receipt of your comment letter dated October 30, 2008 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that Mr. DeFeudis, through affiliated entities, was a selling shareholder in the Form SB-2 filing by Kraig Biocraft Laboratories, Inc. Based upon its filings with the Commission, no revenues have been generated and it does not appear that Kraig Biocraft Laboratories has made any substantial progress in implementing its business plan. Further, we note that Mr. Garibaldi was previously an executive officer of Upgrade International Corporation which was also a development stage company without revenues which subsequently ceased filing reports required under the Securities Exchange Act of 1934. Please amend your filing to disclose these as well as any similar relationships with public companies and provide the status of each company's activities. In this regard, Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." Based on the above facts, it appears that your company is a blank check company. Therefore, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. If you disagree, please provide your analysis, with a view towards disclosure, why your company is not a blank check company and subject to Rule 419.

Response:
Please note that the “Business Overview” on Page 1, “Risk Factors” on Page 4 and “Our Business” section on Page 14 have been revised to disclose that Mr. DeFeudis, our President and Chairman of the Board of Directors, was previously involved in Kraig Biocraft Laboratories, Inc. another OTCBB company, which to date has generated no or minimal revenues.  Please note that although Kraig Biocraft is a development stage company it does continues to pursue its business plan.  Specifically, Kraig Biocraft has been working on its research and development through its sponsored research program at the University of Note Dame, and to a lesser extent at the University of Wyoming.  Since it became a reporting company it has been able to renegotiate its agreement with the University of Notre Dame to expand the focus of its work within the University.

Pursuant to that agreement, the University of Notre Dame has filed two provisional patent application describing medical diagnostics technology and genetic engineering technology which was invented in the course of our work with the University.  Pursuant to Kraig Biocrafts’ agreement with the University, it has exclusive licensing rights to this technology.  During this time the company itself filed a provisional patent application titled: Transgenic expression system using artificial and chimeric DNA sequences and resulting silk proteins and composite protein fibers for the commercial production of proteins and protein composite silks, targeting the silk glands of the silkworm (Bombyx mori) and other Lepidoptera.  These patent applications are tangible evidence of Kraig Biocraft’s progress in research and development.

Please note that Mr. Garibaldi was not an executive officer of Upgrade International Corporation. Pursuant to annual report Form 10-KSB of Upgrade International Corp., Mr. Garibaldi was a President and Director of Rockster, Inc., a subsidiary of Upgrade International Corp if a pending reverse merger transaction between Upgrade International and Rockster was consummated. However, the transaction failed to complete. Therefore, Mr. Garibaldi is not and was never an executive officer of Upgrade International.

Please note that the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities Act since the Company has conducted operating activities and has taken affirmative steps in the operation of the Company’s business activities of providing online peer-to-peer lending platform for the underserved, small loan market of sub-$25,000 that offers an array of additional credit and financing services to potential borrowers.  In furtherance of its business plan, the Company will continue to facilitate consumer loans in all 50 states and obtain licenses where required and establish relationships with realtors, accountants and attorneys for more business.   At this time, the Company’s complete business is based upon the internet and its website. At this time the Company has been spending all of its time and resources on developing the website and it is 95% complete and the Company expects it to be completed within the next 2 weeks.  To date the website has been in development for close to 8 months during which time the Company has been developing all of the components of the site.

Generally financial websites of this complexity may take from 1 to 1 1/2 year(s) to develop, test and deploy.  The Company is ahead of schedule, considering the complexity of the site and all of its proprietary code.  Nothing in the website is out of a box and the Company has had to develop everything, including but not limited to its own API.

Based upon the above, the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company is not a blank check company as defined in Rule 419 of Regulation C of the Securities.  Based upon same the S-1 has not been revised to comply with Rule 419.

2.
We note that the registration statement covers the resale of common shares the majority of which are being offered by officers, directors and major shareholders of the company. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the registrant" for purposes of Rule 415 of Regulation C. The company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(l)(x) of Regulation C. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please make clear that these persons arc underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary (Sales by Shareholders, page 5) and plan of distribution section.

Response:
To comply with the Rule 415, we have significantly reduced the number of shares of common stock that are being offered by officers, directors and major shareholders of the Company to 200,000 in total, 100,000 each for Lion Equity and Situation X.

3.
We note that on March 15, 2006, you filed a Form 15 indicating that you were relying on Rules 12h-3(b)(l) and 15d-6 to terminate your reporting obligations under Section 15(d) of the Exchange Act. We also note that you did not file periodic reports for the periods ending January 31, 2001 until the filing of the Form 15. Please advise us of the basis for not filing these reports.

Response:
The Company did not file periodic reports for the periods ending January 2001 until the filing of the Form 15 under previous management of the Company due to the financial inability to pay for its financial statements. When the current President, Edward C. DeFeudis, took over the Company in August 2005, he decided that it was too costly and time consuming to complete all reports and instead filed its Form 15 and subsequently this Form S-1 to regain its reporting status.

Cover Page

4.
We note you indicate that selling shareholders may offer the shares at prevailing market prices. As there is no current public market for your securities, a fixed price must be set at which the securities will be sold. You may state that the shares will be sold at a fixed price until such time that your shares may be listed on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please revise your cover page and Plan of Distribution accordingly.

Response:
We have amended the cover page and Plan of Distribution to disclose that our shares will be sold by selling security holders at a fixed price of $1.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing marketing prices or privately negotiated prices.

5.	We note that your disclosure states that the "Risk Factors" section begins on page 9, but your risk factors begin on page 3. Please revise.

Response:	We have made the changes to disclose that the “Risk Factors” section begins on page 3.

Table of Contents

6.	Please revise your table of contents to reflect the accurate page numbers of the various sections or subdivisions of your prospectus.

Response:	We have revised our table of contents to reflect the accurate page numbers of the various sections of the prospectus.

Summary, page 1

7.	We note that you indicate that your business is facilitated with a "state-of-the-art" internet website. Please explain the factors you considered in determining that your website is state-of-the-art.

Response:	We have deleted the “state-of-the-art” description of our internet website.

Summary, page 1
8.
We note that you indicate that you are "the first U.S. Public company in the peer-to-peer (P2P) lending space." We identified a public company, LendingClub Corporation, with a similar business plan to yours. Please revise or advise why this statement remains accurate.

Response:
We have changed our disclosure to indicate that we are “a U.S. public company in the peer-to-peer (P2P) lending space and removed the disclosure that they are in the first US Public company in this space.

9.
We note under the subheading "Business Overview" on page 1 that you state that you have completed your website, but then under the subheading "Our Corporate Information" of the same page you state that the website is in construction and will be launched by the end of October 2008. Please revise and clearly indicate the current status of the website.

Response:	The website is currently under construction and is 95% completed and the Company expects to have it completed by the end of November at the latest.

Financial Statements

10.	We note that note 4 to the April 30, 2008 financial statements includes a reference to note 6.
Note 6 does not contain information related to note 4. Please revise or advise.

Response:	This reference has been deleted since it was erroneously stated herein.

Undertakings, page II-3

11.	We note that the undertakings you provide differ from those set forth in Item 512(a) of
Regulation S-K. Please include the undertakings set forth in Item 512(a) of Regulation S-K, as appropriate, or explain why you believe these are not applicable.

Response:	The Undertaking section has been revised to comply with Item 512(a) of Regulation SK.

Signatures

12.	We note that the registration statement is not signed by the registrant's principal financial officer, its controller or principal accounting officer. Please revise. Refer to Instruction 1 to Form S-l.

Response:	This signature has been revised to disclose that Edward DeFeudis is our Principal Accounting Officer and he signed on this registration statement.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Edward C. DeFeudis
Edward C. DeFeudis
President and Chairman of the Board